SECURITIES AND EXCHANGE COMMISSION

[Investment Company Act Release No. 30410; 812-14077]

Triangle Capital Corporation; Notice of Application

February 28, 2013

Agency: Securities and Exchange Commission ("Commission").

Action: Notice of an application to amend a prior order under section 6(c) of the Investment Company Act of 1940 (the "Act") for exemptions from sections 23(a), 23(b) and 63 of the Act, and under sections 57(a)(4) and 57(i) of the Act and rule 17d-1 under the Act authorizing certain joint transactions otherwise prohibited by section 57(a)(4) of the Act.

Summary of the Application: Triangle Capital Corporation ("Triangle") requests an order ("Amended Order") that would amend a prior order to increase the amount of Restricted Stock, as defined below, issued annually to each non-employee director.

Filing Dates: The application was filed on September 14, 2012, and amended on November 30, 2012, Febuary 21, 2013 and February 27, 2013.

Hearing or Notification of Hearing: An order granting the application will be issued unless the Commission orders a hearing. Interested persons may request a hearing by writing to the Commission's Secretary and serving applicants with a copy of the request, personally or by mail. Hearing requests should be received by the Commission by 5:30 p.m. on March 20, 2013, and should be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

<u>Addresses</u>: Elizabeth M. Murphy, Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090. Applicant, 3700 Glenwood Avenue, Suite 530, Raleigh, NC 27612.

<u>For Further Information Contact</u>: Marilyn Mann, Special Counsel, at (202) 551-6813, or Mary Kay Frech, Branch Chief, at (202) 551-6821 (Division of Investment Management, Office of Investment Company Regulation).

<u>Supplementary Information</u>: The following is a summary of the application. The complete application may be obtained via the Commission's website by searching for the file number, or for an applicant using the "Company" name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090.

<u>Applicant's Representations</u>:

1.	Triangle is an internally managed, closed-end investment company that has elected to be regulated as a business development company ("BDC") under section 54(a) of the Act. On March 18, 2008, Triangle received an order (the "Prior Order")[1] permitting it to issue shares of restricted common stock ("Restricted Stock") to its employees, employees of its wholly-owned consolidated subsidiaries, and its non-employee directors pursuant to its Amended and Restated 2007 Equity Incentive Plan (the "Amended and Restated Plan").[2] Under the Prior Order, Triangle's non-employee directors each receive an automatic grant of $30,000 worth of Restricted

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[1] Triangle Capital Corporation, Investment Company Act Release Nos. 28165 (Feb. 20, 2008) (notice) and 28196 (Mar. 18, 2008) (order), *as amended by* Triangle Capital Corporation, Investment Company Act Release Nos. 28692 (Apr. 13, 2009) (notice) and 28718 (May 5, 2009) (order).

[2] "Restricted Stock" means shares of Triangle's common stock that, at the time of issuance, are subject to forfeiture restrictions, and thus are restricted as to their transferability until such forfeiture restrictions have lapsed.

Stock at the beginning of each one-year term of service on Triangle's board of directors (the "Board").

2.   Triangle states that subsequent to the Prior Order, it has increased its operations while continuing its effort to hire and retain qualified directors for the Board. In order to accomplish its goal of hiring and retaining qualified directors for its Board, Triangle believes that it is in the best interests of Triangle and its stockholders to increase the number of shares of Restricted Stock issued to non-employee directors under the Amended and Restated Plan to appropriately compensate the non-employee directors for their services in proportion to Triangle's growth. Therefore, Triangle proposes to amend the Amended and Restated Plan to allow each non-employee director to receive an annual grant of $50,000 worth of Restricted Stock.

3.   In addition, the amended order would revise condition 3 to clarify that the term "outstanding voting securities" does not include Restricted Stock and make certain technical changes to the Amended and Restated Plan, as described in the application.

Applicant's Legal Analysis:

4.   Section 6(c) provides, in part, that the Commission may, by order upon application, conditionally or unconditionally exempt any person, security, or transaction, or any class or classes thereof, from any provision of the Act or of any rule or regulation under the Act, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

5.   Section 57(a)(4) and rule 17d-1 provide that the Commission may, by order upon application, grant relief under section 57(a)(4) and rule 17d-1 permitting certain joint enterprises or arrangements and profit-sharing plans. Rule 17d-1(b) further provides that in passing upon such an application, the Commission will consider whether the participation of the BDC in such enterprise,

arrangement, or plan is consistent with the provision, policies and purposes of the Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

6.   Applicant states that with respect to the relief granted in the Prior Order under section 6(c), the Amended Order remains appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Applicant states that with respect to the relief granted in the Prior Order under section 57(a)(4) and rule 17d-1, the participation by Triangle under the Amended Order remains consistent with the provisions, policies and purposes of the Act and that Triangle's participation will not be less advantageous than that of the other participants.

Applicant's Conditions:

Applicant agrees that the Amended Order will be subject to the same conditions as those imposed by the Prior Order, except that condition 3 is revised in its entirety as follows:

The amount of voting securities that would result from the exercise of all of Triangle's outstanding warrants, options, and rights, together with any Restricted Stock issued pursuant to the Amended and Restated Plan, at the time of issuance shall not exceed 25% of the outstanding voting securities of Triangle, except that if the amount of voting securities that would result from the exercise of all of Triangle's outstanding warrants, options, and rights issued to Triangle's directors, officers, and employees, together with any Restricted Stock issued pursuant to the Amended and Restated Plan, would exceed 15% of the outstanding voting securities of Triangle, then the total amount of voting securities that would result from the exercise of all outstanding warrants, options, and rights, together with any Restricted Stock issued pursuant to the Amended and Restated Plan, at the time of issuance shall not exceed 20% of the outstanding voting securities of Triangle.[3]

      For the Commission, by the Division of Investment Management, pursuant to delegated authority.

                    Kevin M. O'Neill
                    Deputy Secretary

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[3]   For the purposes of this condition, "outstanding voting securities" does not include Restricted Stock.